UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)

Ambient Corporation
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

02318N102
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(CUSIP Number)

Shad Stastney
Vicis Capital LLC
445 Park Avenue, 16th Floor
New York, NY 10022
(212) 909-4600
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2009
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 02318N102

1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	Vicis Capital LLC 45-0538105

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) [ ]
	(b) [ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)

	OO — funds of its advisory client

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[ ]

6)	Citizenship or Place of Organization			Delaware

	Number of	7)	Sole voting power	641,031,747
	Shares
	Beneficially	8)	Shared voting power	0
	Owned by
	Each Reporting	9)	Sole dispositive power	641,031,747
	Person
	With	10)	Shared dispositive power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person			641,031,747

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions) [ ]

13)	Percent of Class Represented by Amount in Row (11)			71.4%

14)	Type of reporting person.			IA

Item 1.	Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of Ambient Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 7 Wells Avenue, Newton, Massachusetts 02459.

Item 2.	Identity and Background

(a)
The name of the reporting person is Vicis Capital LLC (“Vicis”).  All 641,031,747 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor.   Vicis may be deemed to beneficially own such 641,031,747 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, 16th Floor, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Vicis Capital Master Fund (the “Fund”).

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

The business address of each of the Insiders is 445 Park Avenue, 16th Floor, New York, NY 10022.  To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Fund previously acquired (i) 641,031,747 shares of Common Stock; (ii) a Secured Convertible Promissory Note due July 31, 2010 and convertible into 500,000,000 shares of Common Stock; (iii) a Secured Convertible Promissory Note due November 1, 2010 and convertible into 166,666,666 shares of Common Stock (each Secured Convertible Promissory Note, a “Note” and collectively, the “Notes”); and (iv) certain Warrants to purchase in the aggregate 1,383,334 shares of Common Stock (the “Warrants”).

The terms of each of the Issuer’s Warrants held by the Fund contain a conversion cap that prevents the Fund from exercising an amount of such Warrant to the extent the Fund would beneficially own (i) greater than 4.99% of the outstanding Common Stock, and (ii) greater than 9.99% of the outstanding Common Stock.  Each Warrant, however, allows the Fund to waive such conversion caps upon 61 days’ prior notice and thereby obtain the ability to exercise such Warrant without the limitation imposed by the applicable conversion cap.  The Fund has not provided such notice with respect to any of the Warrants and therefore the Fund is not deemed to beneficially own any of the shares of Common Stock underlying the Warrants.

The terms of each of the Issuer’s Notes held by the Fund contain a conversion cap that prevents the Fund from converting an amount of such Note to the extent that the Fund would beneficially own (i) greater than 4.99% of the outstanding Common Stock, and (ii) greater than 9.99% of the outstanding Common Stock.  Each Note, however, allows the Fund to waive such conversion caps upon 61 days’ prior notice and thereby obtain the ability to convert such Note without the limitation imposed by the applicable conversion cap. The Fund has not provided such notice with respect to any of the Notes and therefore the Fund is not deemed to beneficially own any of the shares of Common Stock underlying the Notes.

In the past 60 days, the Fund has not acquired any additional shares of Common Stock.  As a result, Vicis is deemed to beneficially own 641,031,747 shares of Common Stock.

Item 4.	Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the Common Stock, the Notes and the Warrants for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

In connection with a July 31, 2007 purchase by the Fund from the Issuer of a certain Senior Secured Convertible Promissory Note, the Fund acquired the right, until such time as the Fund’s fully diluted ownership of the Issuer is less than 10%, to designate one member of the Issuer’s Board of Directors, or, in the event that the number of directors on the Issuer’s Board of Directors is greater than five (5), the right to designate the number of members of the Issuer’s Board of Directors equal to the product (such product rounded up) of (x) the Fund’s fully diluted ownership of the Issuer, multiplied by (y) the total number of directors of the Issuer.   The Fund designated Shad Stastney as its designee pursuant to this right, and Mr. Stastney was elected a director of the Issuer at the Issuer’s Annual Meeting of Stockholders held on June 27, 2008.  Information regarding Mr. Stastney and his experience and qualifications is provided below.

Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital LLC, a company he jointly founded in 2004. Mr. Stastney also jointly founded Victus Capital Management LLC in 2001. From 1998 through 2001, Mr. Stastney worked with the corporate equity derivatives origination group of Credit Suisse First Boston, eventually becoming a Director and Head of the Hedging and Monetization Group, a joint venture between derivatives and equity capital markets. In 1997, he joined Credit Suisse First Boston’s then-combined convertible/equity derivative origination desk. From 1994 to 1997, he was an associate at the law firm of Cravath, Swaine and Moore in New York, in their tax and corporate groups, focusing on derivatives. He graduated from the University of North Dakota in 1990 with a B.A. in Political Theory and History, and from the Yale Law School in 1994 with a J.D. degree focusing on corporate and tax law. Mr. Stastney is currently a director of The Amacore Group, Inc., Ambient Corporation, China New Energy Group Company, and Master Silicon Carbide Industries, Inc.

On November 16, 2009, the Fund entered into a Securities Purchase Agreement  (the “Securities Purchase Agreement”) with the Issuer, pursuant to which the Fund has established an escrow account into which the Fund deposited $3,000,000. Under the terms of the Securities Purchase Agreement, each time (up to a total of six times) that the Issuer certifies to the Fund that the amount of cash immediately available to the Issuer is less than $1,500,000, the Issuer becomes entitled to receive $500,000 from this escrow account and will issue to the Fund (i) 3,333,333 shares of Common Stock, and (ii) a warrant to purchase 3,333,333 shares of Common Stock at an exercise price of $0.25 and an expiration date that is two years following the date on which such warrant was issued (each such warrant, a “Series G Warrant”). Any funds remaining in this escrow account on June 30, 2011 (assuming that the Issuer and the Fund have not mutually agreed to extend the date on which this account is to be terminated to a date that is after June 30, 2011) will be returned to the Fund, and the Fund will not be entitled to receive any  shares of Common Stock or any Series G Warrant with respect to such returned funds.  Pursuant to the terms of the Securities Purchase Agreement, the Fund might acquire up to an additional 19,999,998 shares of Common Stock as well as Series G Warrants to purchase in the aggregate 19,999,998 shares of Common Stock.  However, at this time the Fund has not acquired any such shares of Common Stock or any Series G Warrants pursuant to the Securities Purchase Agreement.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, Vicis may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

Item 5. Interest in Securities of the Issuer

(a)
All 641,031,747 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor.   Vicis Capital LLC may be deemed to beneficially own such 641,031,747 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC.  The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time.  Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 641,031,747 shares of Common Stock represent approximately 71.4% of the Issuer’s outstanding Common Stock (based upon 897,639,687 shares of Common Stock outstanding at November 16, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 16, 2009, and 641,031,747 shares of Common Stock deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock within the 60 days preceding the date of this Schedule.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit A
Securities Purchase Agreement dated as of November 16, 2009 by and between Ambient Corporation and Vicis Capital Master Fund (incorporated herein by reference to Exhibit 10.2 to Form 10-Q filed by Ambient Corporation on November 16, 2009).

Exhibit B	Form of Series G Warrant to Purchase Shares of Common Stock of Ambient Corporation (incorporated herein by reference to Exhibit 4.1 to Form 10-Q filed by Ambient Corporation on November 16, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 2009
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Date

/s/ Andrew Comito
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Signature

Andrew Comito, Compliance Officer*
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Name/Title

* Executed pursuant to the authorization of the members of Vicis Capital LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital LLC with respect to the Amacore Group, Inc. on October 1, 2009.